August 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

    Pam Long

Re:	Kismet Acquisition One Corp
Registration Statement on Form S-1
Filed July 21, 2020, as amended
File No. 333-239972

Dear Mr. Alper and Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Kismet Acquisition One Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Daylight Time on August 5, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 1,600 copies of the Preliminary Prospectus dated July 30, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
BOFA SECURITIES, INC.
as Representatives of the Several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Frank McGee
Name:	Frank McGee
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

[Signature Page to Underwriter Acceleration Request Letter]